                                                                       ANNEX C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9C

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SCOTTISH POWER PLC
                           (Name of Subject Company)

                               SCOTTISH POWER PLC
                      (Name of Person(s) Filing Statement)

                Ordinary shares of 42p each ("Ordinary Shares")

American Depositary Shares ("ADSs"), each of which represents four Ordinary Shares
                         (Title of Class of Securities)

                                   81013T804
                     (CUSIP Number of Class of Securities)

                               Sheelagh Duffield
                               Company Secretary
                                1 Atlantic Quay
                                 Glasgow G2 8SP
                                    Scotland
                                 0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                              Richard C. Morrissey
                            Sullivan &; Cromwell LLP
                               1 New Fetter Lane
                                London EC4A 1AN
                                    England
                              011 44 20 7959 8900

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

                          Update 2 - February 1st 2007

                                     Page 1

Contents
in this issue
IBERDROLA  P3
MARKET REACTION  P4
MESSAGE FROM STEPHEN DUNN  P5
SPANISH REACTION  P6

Main Headline
Offer transaction proceeds on schedule

Main Standfirst
In this latest Update, Philip Bowman provides a detailed overview of the progress of Iberdrola's Offer, including information on the
Sharesave and ESOP schemes.

Main Text
Following the announcement of Iberdrola's offer, both companies are now engaged in preparing the necessary documentation to place before shareholders. After the initial activity around the announcement, it may appear strange when things appear to go relatively quiet. However, as I outlined in the January edition of ScottishPower News, the transaction is on track. Indeed last week we secured
FERC approval of the transaction in the US, which is an important regulatory step.

We understand that as employees you are keen to know more about the treatment of the ESOP and Sharesave schemes as a result of the offer. It is planned to send detailed communication, explanation and instructions to you at the end of February to coincide with the provision of information to the company's shareholders. We will try wherever possible to supplement this formal documentation with further assistance in the form of management briefings, intranet updates, Q&A's and help-lines.

The Offer, once completed, will trigger certain provisions in the Company's share scheme rules. As far as possible, the management of
ScottishPower and Iberdrola are keen to ensure that Sharesave and ESOP participants do not suffer additional costs or are not unduly disadvantaged by the change of control.

Boxed Headline
at a glance

Boxed Text
"As far as possible, the management of ScottishPower and Iberdrola are keen to ensure that Sharesave and ESOP participants do not suffer additional costs or are not unduly disadvantaged by the change of control." - Philip Bowman, Chief Executive

Boxed Points
Offer Statistics
£43.2bn - Pro forma Enterprise Value of combined company
9% - Increase in Scottish Power share price on day of announcement
18 million - The number of Iberdrola's customers worldwide

                                                                Page 2

Main Text
When a participant validly exercises an option he or she will receive an aggregate payment of 412p plus 0.1646 of a new Iberdrola share - just as other shareholders will receive.

Sharesave

Participants in the Sharesave scheme will be able to continue their monthly savings contracts with the Halifax and will be able to exercise their options during the six months following the completion of the transaction using the savings and interest in their accounts at that time. Under the terms of the offer, ScottishPower and Iberdrola have agreed that participants will receive compensation for any additional income tax liability that they incur as a result of early exercise.

If a three or five year savings contract cannot be completed before the last date for exercise of your option (i.e. during the six months following completion), compensation will be paid for the resulting loss of profit, grossed up for income tax. An example of how this will work using the value of an Iberdrola share prevailing at the time the transaction was announced is set out below - but note that the value of an Iberdrola share changes on a daily basis:

Sharesave example

1 A participant entered into a five year savings contract in June 2006 and was granted an option to buy 4,020 shares with an exercise price of £3.74 per share.

2 The participant continues to make monthly contributions for the six months after the transaction closes (assumed to be April 2007).

3 A participant exercising in October, 2007 (at the latest possible time) will have saved for 17 months and can exercise in respect of 17/60 x 4,020 shares = 1,139 shares.

4 The participant will also receive compensation calculated as follows...
(4,020 - 1,139 shares x (£7.77 - £3.74) i.e. 2,881 shares x £4.03 = £11,610.43*

*This sum will be grossed up for income tax purposes.

In summary, this participant exercising the SAYE option at the latest possible date will receive 1,139 ScottishPower shares. Since the ScottishPower shares will no longer be listed, these shares will automatically be transferred to Iberdrola and the participant will instead receive 412 pence and 0.1646 of an Iberdrola share for each ScottishPower share. The participant will also receive compensation for the 2,881 ScottishPower shares, which he or she was unable to buy due to early exercise. If a participant chose to exercise at an earlier date (say, June 2007) he or she would acquire fewer ScottishPower shares but the compensation for the
ScottishPower shares that he or she was unable to buy due to early exercise would still be calculated on the basis that exercise took place in October 2007 and the participant acquired the maximum number of shares that could have been acquired at that time.

ESOP

At around the time of the completion of the transaction, the ESOP will close to new entrants and to new contributions. This means that ESOP members will effectively stop making contributions and the scheme will run as a closed scheme.

The terms of the offer will allow participants to exchange their ScottishPower Shares in the same way as other shareholders. However for the cash element that you are entitled to receive you may want to elect to receive loan notes. A loan note is basically an interest bearing IOU under which Iberdrola promises to pay you the same amount as you would have received if you took cash (rounded down to the nearest pound) repayable on set dates in the future. Electing to receive loan notes instead of cash will allow the favourable tax treatment that an ESOP provides to continue until the end of the usual holding period so that you are not exposed to an additional tax liability. A tax charge will arise if you choose to receive cash and you will not be compensated for that charge.

Boxed Headline
Communication > information resources

Boxed Text
Going forward, internal communication will remain a key priority. We will bring you further news and information, as indicated
previously, as soon as it becomes available.

ScottishPower Update will bring you information on developments during the Offer Period as soon as it is available.

Intranet
Go to the Iberdrola Offer site for the latest information and an archive of all communications relating to the Offer Period, including regular web casts from Philip Bowman and PDFs of Update. Visit www.iberdrola.es and click on 'English' in the top left corner.

All employee emails
As soon as announcements have been issued to the Stock Exchange and regulatory authorities, this information will be shared with employees. You should contact Group Internal Communications if you are aware of any message that you have not received.

Briefings
As the future position starts to be clarified, there will be staff briefings, answering questions and listening to your feedback and concerns.

                                                                Page 3

Main Headline
The facts about Iberdrola

Main Standfirst
Originating from Spain, Iberdrola has over 100 years experience in both national and international energy sectors. The company has developed into one of the leading private electric utility companies and now supplies over 18 million customers worldwide (over 10 million in Spain alone).

Main Text
It is the world's leading wind energy company and one of the largest operators in renewable energies, thanks to the investment efforts it has made in recent years and to its commitment to varying technologies, such as wind, mini-hydroelectric and biomass plants, to emerging technologies such as thermoelectric solar and wave energy.

The proposed merger agreement with ScottishPower will allow the Company to enter new markets, consolidate its position as the world's leading wind power producer, with a strong presence in the US market and become one of Europe's largest electricity producers.
Iberdrola believes that a merger with ScottishPower is strategically attractive, creating a leading European integrated utilities group with a broad geographical presence and a strong platform for future growth. The combination will create the third largest
European utility company with a pro forma Enterprise Value of £43.2 billion (Euro 63.8 billion).

Boxed Text
Ignacio Galan, CEO Iberdrola, recently received awards for CEO of the Year and Energy Company of the Year, at the 2006 Platts Global
Energy Awards. The Platts Awards are the most prestigious awards in the world energy sector and showcase extraordinary accomplishments from energy businesses worldwide.

On collecting the awards Galan declared, "The effort and capability of our employees has made us one of the world's leading private electricity companies, present in 35 countries, the world's wind power leader and one of Europe's energy producers with the cleanest electricity generating installations".

                                                                Page 4

Main Headline
Shareholder reaction to the Iberdrola Offer

Main Text
The market responded well to the Offer announcement, although it came as no real surprise because many of the details had already been heavily trailed in the media in the previous weeks. The Offer has generally been viewed as good value by shareholders and a significant improvement on the Offer from E-ON last year. For example, analysts at Credit Suisse commented that "Iberdrola offers compelling value to ScottishPower shareholders. We expect holders to broadly support the deal".

In the days following the announcement, Philip Bowman, Simon Lowth and Peter Durman, the Investor Relations Director, have had conversations with all of our key shareholders. In addition, ScottishPower's brokers have been gathering investor feedback.
Shareholders have been keen to understand the background to the Offer and the extent of any discussions that may have been held with other parties.

They also wanted to understand why the Directors were recommending the Offer to shareholders.

Another theme that emerged was that holders have been impressed with the strong results and the good progress that the ScottishPower management has made in turning the business around. One investor said "it is good to see that management have turned the corner and have really grown in confidence". Several investors made comments that they are keen to see the ScottishPower management heavily involved in the combined entity.

Many shareholders have been keen to understand the next steps in the Offer timetable. In particular, shareholders and analysts will follow the regulatory approvals process very closely to give themselves comfort that everything is on track. In addition to the regulatory filings, the next step in the process is the preparation of the various documents that will be sent out to ScottishPower shareholders. The Investor Relations team is working to support the preparation of these documents as well as various other aspects of the transaction, including responding to questions from investors.

The ScottishPower share price has reacted well to the news flow about the Offer. On the day that we announced that we had been approached about a potential Offer, the share price rose by almost 9%. It then rose in the following days and has since been trading in a range of around 738p to 760p. The volume of shares traded on a daily basis has also increased significantly with two large spikes on both announcement days. Over 122 million shares were traded on the day of the Offer announcement, 28 November, which compares with a normal daily average of around 12 million. In contrast, Iberdrola's share price fell on both announcement days which reflects concerns from its shareholders over the Offer for ScottishPower. Iberdrola's share price reached a peak on 27 September when
ACS, the Spanish-based construction firm, bought 6.3% of Iberdrola's share capital.

Since the Offer announcement, ScottishPower's share price is tending to track in line with Iberdrola's price which reflects the fact that almost 50% of the Offer consideration is in new Iberdrola shares. At constant exchange rates, every one Euro change in
Iberdrola's share price represents a change of around 11 pence in the value of the Offer for ScottishPower.

                                                                Page 5

Main Headline
Dealing with change

Main Text
Merger Offers, like the one facing ScottishPower, create great uncertainty. This is because, based on the UK Takeover Code, the bidding companies are not able to discuss detailed plans regarding the future of the business with employees of the target company until the information has been released to shareholders. This means that many of our questions cannot be answered - in particular those revolving around the most crucial questions for all: what's going to happen to my role and what's going to happen to me? Put simply, we all want to be in control of the situation. We need to be able to plan our personal and professional future and when we can't, it is much harder to concentrate on what would normally be day-to-day activities.

So, what actions can you take to stay focussed?

Boxed Headline
Stephen Dunn , HR & Communications Director

Boxed Standfirst
Stephen Dunn has led HR and managed a wide range of situations where proactive management of change has been essential. Here he offers advice on how to stay focussed and maintain morale during the months ahead.

Boxed Text
Proactive Communications
The first step is to communicate, communicate and communicate. This is a two-way street. Absorb the information communicated throughout the company (either through our dedicated Intranet site or the regular Update newsletter), read what's being covered in the media and also make sure that you ask your management team any questions and discuss your concerns. The more questions you get answered, the better you will feel. Understand that there will be many questions that can't be answered by the company right away, but will be as soon as there is something concrete to share. One example of this is the information regarding employee share schemes included in this issue. We have been inundated with questions relating to the schemes. However, we are limited in what we can say until we are in a position to communicate with all shareholders. In the meantime we all need to be patient. Although it is a natural reaction to the situation, try to avoid speculating, because ultimately, you won't know the facts until they are announced officially, or you actually hear them from the management team.

Our Vision and Goals remain unchanged
Our vision to become the UK's best integrated energy supplier and a world leader in renewables, remains unchanged.  Often, in these situations, we forget to recognise the good work of others and of ourselves. Celebrating even the smallest victory pulls teams together and helps to give purpose and context to time spent at work during a challenging period. Focusing on our shared goals gives everyone an opportunity to concentrate on business as usual. If the Offer Period has affected the project you are working on, take the opportunity to develop your skills and help out in another area of the business that might be focused on an immediate business-critical activity.
Our commitment towards Operational Excellence remains unchanged as we focus on our respective business goals and work towards the targets and objectives we have been set.

Boxed Pull Quote
We have been inundated with questions relating to the schemes. However, we are limited in what we can say until we are in a position to communicate with all shareholders.

                                                                Page 6

Main Headline
WHAT  THE PAPERS SAY

Main Standfirst
Media views Iberdrola in a positive light

Main Text
The Scottish press widely covered the visit of Iberdrola CEO, Ignacio Sanchez Galan, to Glasgow in December. The First Minister, Jack
McConnell, said he'd received personal assurances that ScottishPower's headquarters would remain in Glasgow.

The Scottish Daily Express quoted the First Minister, "Most importantly for the longer term they have opened up the opportunity for us in Scotland to bid for and to secure further investment in Scotland in the energy industry."

The Herald quoted continued SNP caution but said SNP Deputy Leader, Nicola Sturgeon had "received some welcome assurances on the retention of ScottishPower's identity and a commitment to renewable energy."

The Scotsman focused on Mr Galan's record at Iberdrola, where share values have doubled in the five years he has been chairman. "Much of the growth of Iberdrola has been due to investments abroad - largely in windfarms and investment is set to continue with £6 billion investment between 2007 and 2009."

The Scotsman added "Mr Galan, who joined the company in 2001 from Vodafone's Spanish operation Airtel, has won European Businessman of the Year three years in a row."

The Scotsman also quoted Mr Galan on the question of Spanish tax incentives for the deal, which the SNP has called on the European
Commission to investigate before the transaction is concluded. Mr Galan said "Different countries have different systems and different taxes, there is nothing new in that."

The Spanish press was virtually unanimous in its support for the merger which it said would push Iberdrola into global prominence as well as allowing further expansion in Spain through the more liberal EU regulatory regime. El Pais, the most influential national daily, said: "It is interesting that a Spanish company is pushing through an international deal that will allow it to compete with the major players of Germany, France and Italy."

El Correo, based in Iberdrola's home city of Bilbao, also praised the proposed merger and reported on the political support it has received from the Basque National Party (PNV). "The PNV has interceded in support of Iberdrola with a letter from its leader to the
SNP praising the company and its likely approach to matters of national identity and labour relations," it said.

Main Pull Quote
Jack McConnell, said he'd received personal assurances that ScottishPower's headquarters would remain in Glasgow.

Disclaimer
This document has been made available to shareholders of ScottishPower plc ("ScottishPower"). If Iberdrola, S.A. ("Iberdrola")
conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on
Schedule 14D-9.  Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange
Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC's website at www.sec.gov and at
ScottishPower's principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola ordinary shares will only be distributed to existing ScottishPower shareholders.  The new
Iberdrola ordinary shares to be issued to ScottishPower shareholders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola ordinary shares have been, or if issued pursuant to a scheme of arrangement, will be will be, applied for in any jurisdiction.  In the United States, if the new Iberdrola ordinary shares are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section
3(a)(10) thereof.  Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of
ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective
Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola ordinary shares and any new Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary Statement Regarding Forward Looking Statements:

The documents relating to the Offer contain forward-looking statements, including for the purposes of the US Private Securities
Litigation Reform Act. All statements other than statements of historical facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans',
'believes', 'expects', 'aims', 'intends', 'will', 'should', 'may', 'anticipates', 'estimates', 'synergies', 'cost savings',
'projects', 'strategy' or words or terms of similar substance or the negative thereof are forward-looking statements.
Forward-looking statements include statements relating to the following (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of Iberdrola's, ScottishPower's or the combined company's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the combined company's business.

THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THEY HAVE NOT BEEN REVIEWED BY THE AUDITORS OF IBERDROLA
OR OF SCOTTISHPOWER. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY
CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF ANY SUCH PERSON, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY
RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE
BASED ON NUMEROUS ASSUMPTIONS REGARDING THE PRESENT AND FUTURE BUSINESS STRATEGIES OF SUCH PERSONS AND THE ENVIRONMENT IN WHICH EACH
WILL OPERATE IN THE FUTURE. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF
THE DATE THEY WERE MADE. ALL SUBSEQUENT ORAL OR WRITTEN FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO IBERDROLA OR SCOTTISHPOWER OR ANY
OF THEIR RESPECTIVE MEMBERS, DIRECTORS, OFFICERS, EMPLOYEES OR ANY PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR
ENTIRETY BY THE CAUTIONARY STATEMENT ABOVE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN DOCUMENTS RELATING TO THE OFFER ARE BASED ON
INFORMATION AVAILABLE TO SCOTTISHPOWER ON THE DATE HEREOF. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING
STATEMENTS, AND SCOTTISHPOWER DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER
AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 2, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary